12014234

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 67423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FATOR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5th Avenue, Suite 1520
(No. and Street)

New York (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Hegeman - CEO 646-205-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Hegeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fator Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Miriam R. Lafuente
Notary Public, State of New York
Qualified in Queens County
No. 02LA6118107
My commission expires 11/01/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENUE: State of New York
County of New York
JURAT: Sworn (or Affirmed) to before me this
10th day of February 2012.

PUBLIC

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FATOR SECURITIES, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Fator Securities, LLC

We have audited the statement of financial condition of **Fator Securities, LLC** as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Fator Securities, LLC** as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2011
ASSETS	
Cash and cash equivalents	$ 768,579
Deposit with clearing organization	106,533
Receivable from clearing organization	22,583
Commission and other receivables	99,981
Due from related party	113,021
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $217,400)	144,693
Prepaid expenses	15,416
Other assets	142,592
Total assets	$ 1,413,398
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 237,940
Deferred rent	48,654
Total liabilities	286,594
Member's equity	1,126,804
Total liabilities and member's equity	$ 1,413,398

See accompanying notes to statement of financial condition.

1. Nature of Operations and Summary of Significant Accounting Policies

Fator Securities, LLC (the "Company") was formed in Delaware on February 14, 2006. The Company is a wholly owned subsidiary of Fator Empreendimentos E Participações Ltda (the "Member"), a holding company which is part of the Fator Group, one of the largest broker-dealers in Brazil. The Company is located in New York City, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that buys and sells securities primarily for institutional investors in the United States of America. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3 (k)(2)(ii). The Company does not maintain possession and control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market account to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	6 years	Straight-line

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization and Commission and Other Receivables

The Company carries its receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. As of December 31, 2011 receivables were considered fully collectible, and accordingly, no allowance was established.

Advisory and Research Fee Income

Advisory and research fee income includes fees earned from providing merger-and-acquisition, private placements and providing research materials to clients. Such fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated is recorded as foreign currency translation adjustment. Adjustments arising from foreign currency transactions for the year ended December 31, 2011 aggregated $2,319.

Income Taxes and Deferred Taxes

The Company files its tax return with its Member. The Company and Member are both limited liability companies and elected to be treated as a corporation for tax purposes. The Company complies with accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2011.

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2011:

Computer hardware	$ 149,653
Computer software	19,222
Furniture and fixtures	90,782
Leasehold improvements	102,436
	362,093
Less: Accumulated depreciation and amortization	(217,400)
	$ 144,693

Depreciation and amortization expense for the year ended December 31, 2011 aggregated $40,820.

3. Income Taxes

At December 31, 2011, the Company has a federal net operating loss carry forward ("NOL") of approximately $5,365,000 for federal and state income tax purposes, which expire in the years leading up to 2031. The Company also has deferred start-up costs for income tax purposes and has elected to amortize such costs over a period of 180 months in accordance with Section 195(b) of the Internal Revenue Code. At December 31, 2011, the Company had unamortized start-up costs of approximately $177,000 for federal and state income tax purposes. Additionally, the Company has a foreign tax credit carry-forward of $718,000. The NOL and deferred start-up costs and foreign tax credit carry-forward create a cumulative deferred tax asset of approximately $3,268,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased by approximately $823,000 from $2,445,000 in 2010 to $3,268,000 in 2011.

4. Commitments and Contingencies

The Company leases its office space under an operating lease for a term of six years which expires on June 30, 2016. Monthly rental payments start from approximately $14,029 and escalate to approximately $16,111 by the end of the term. The Company recognizes rent on a straight line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payment is included in deferred rent in the statement of financial condition.

Future minimum lease payments are as follows:

Year Ended December 31,	Amount
2012	$ 175,267
2013	179,351
2014	183,538
2015	187,828
2016	95,560
Total	$ 821,544

For the year ended December 31, 2011, lease costs aggregated $173,572 and were included as a component of occupancy expense.

4. Commitments and Contingencies (Continued)

From time to time, lawsuits are threatened or filed against the Company in the ordinary course of business. Such lawsuits typically involve claims from former or current employees, and vendors related to issues common to the financial services industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is management's opinion, based upon the information available at this time that the expected outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3 percent of aggregate indebtedness or $250,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $608,970, which was $358,970 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

The Company was below its minimum net capital requirement for the period from January 20, 2011 to January 27, 2011. On January 21, 2011 and January 28, 2011, the Member made additional capital contributions of $50,000 and $500,000, respectively to comply with the net capital requirement.

6. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transaction to clearing organizations on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organizations for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral on the customers' accounts.

7. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

8. Concentration of Revenue

For the year ended December 31, 2011, the Company had a concentration of revenue from commissions earned from two customers which accounted for approximately 48% of total commissions' revenue.

9. Related Party Transactions

Due from Related Party

The Company introduces certain of its securities transactions to an affiliate who acts as a clearing broker in the Brazilian market. As of December 31, 2011, the Company earned commissions of approximately $2.7 million in revenues from their affiliate. Additionally, the Company had an amount due from their affiliate of $113,021 resulting from these commissions.

Floor Brokerage, Exchange and Clearing Fees

The Company clears some of its securities transactions through an affiliate. For the year ended December 31, 2011, the Company reported approximately $292,000 of expenses related to these clearing services. These amounts are recorded in floor brokerage, exchange and clearing fees in the accompanying statement of operations.

10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustment or disclosure, in these financial statements.